Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5460-3972
Fax:81-3-5460-3974
Email: irdesk@jal.com

June 28, 2007

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. Notice of the Fifth Annual General Meeting of Shareholders

This document is enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

Yours sincerely,

Fumitake Tsukamoto	Katsumasa Tomizawa
塚本之武	Katsumasa Tomizawa
Chief Director,	Director,
Investor Relations	Investor Relations
Japan Airlines Corporation	Japan Airlines Corporation
Tel.: 81-3-5769-6462	Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492	Fax: 81-3-5769-6492
fumitake.tsukamoto@jal.com	katsumasa.tomizawa@jal.com

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June 26, 2007

To our shareholders

Japan Airlines Corporation

4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Haruka Nishimatsu, Representative and President

Notice of the Fifth Annual General Meeting of Shareholders

This is to inform you of items reported and resolutions approved, as detailed below, at the Fifth Annual General Meeting of Shareholders of Japan Airlines Corporation, held this day.

Reporting Items

1. Business report, consolidated balance sheet and consolidated statement of operations, and reports on the consolidated financial statements by the external corporate auditors and the board of corporate auditors for the fifth term (from April 1, 2006 to March 31, 2007)
2. Balance sheet and statement of operations for the fifth term (April 1, 2006 to March 31, 2007)

This report deals with items 1. and 2. above

RESOLUTIONS

1. Appointment of 15 Directors

The following 15 new directors have been appointed, and have begun their duties, in line with the original proposal

(Reappointed)

Toshiyuki Shinmachi
Haruka Nishimatsu
Katsuhiko Nawano
Kiyoshi Kishida
Tetsuya Takenaka
Kimio Hiroike

Toshio Annaka
Masato Uehara
Teruo Harafuji
Ghunji Kono

(New appointments)

Shunichi Saito
Masaaki Haga
Takao Fukuchi
Shigemi Kurusu
Kiyofumi Kamijo

Shunji Kono and Kiyofumi Kamijo are external directors.

2. Appointment of 6 Corporate Auditors

6 corporate auditors have been appointed, and have begun their duties, in line with the original proposal.

(Reappointed)

Teruhisa Ishizawa
Masatake Matsuda

(New appointments)

Hideo Hiramoto
Hirokazu Horinouchi
Hiroshi Suzuki
Hideyuki Sakai

Hirokazu Horinouchi, Masatake Matsuda, Hiroshi Suzuki and Hideyuki Sakai are external corporate auditors.

END